Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 国 际 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

DATE OF BOARD MEETING

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “ Company”, and together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Wednesday, November 26, 2025, for the purposes of, considering and approving the unaudited financial results of the Group for the three months ended September 30, 2025 (the “Q3 Results”) and its publication.

The Group will announce the Q3 Results on the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk after the trading hours of the Stock Exchange on the same day.

Following the announcement of the Q3 Results, the Company’s management will host a Chinese language earnings conference call on Wednesday, November 26, 2025, at 8:00 p.m., Hong Kong Time (i.e. November 26, 2025, at 7:00 a.m., U.S. Eastern Time).

To join the conference call, please register in advance of the conference call through the link provided below. Upon registration, you will be provided with participant dial-in numbers and a personal passcode.

Conference call registration link (Chinese session):

https://register-conf.media-server.com/register/BI316860832a1d4f75876e81b9db0d9655

A live webcast of the conference call will be available in both English and Chinese. Participants may access the webcast using the following links:

Chinese:      https://edge.media-server.com/mmc/p/coc3zbff/lan/zhs

English:     https://edge.media-server.com/mmc/p/coc3zbff

Additionally, an archived webcast of this conference call will be available at the Company’s investor relations website at https://ir.superhiinternational.com.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, November 14, 2025

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

2